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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*
PanAmSat Corporation (Name of Issuer)
Common Stock, par value $0.01 per share (Title of Class of Securities)
697933-10-9 (CUSIP Number)
KKR Millennium Fund L.P., KKR Associates Millennium L.P., KKR Millennium GP LLC, KKR Partners III, L.P., Series F, KKR III GP LLC and Constellation, LLC
c/o Kohlberg Kravis Roberts & Co. L.P. 9 West 57th Street, New York, New York 10019 (212) 750-8300

Copy to:
Gary Horowitz, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
April 20, 2004 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.            697933-10-9

1.	Names of Reporting Persons. KKR Millennium Fund L.P. I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see item 3)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 120,812,175*
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 120,812,175*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 80.4%**

14.	Type of Reporting Person (See Instructions) PN

* Beneficial ownership of the Issuer Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the foregoing percentage is based on 150,192,418 shares of Issuer Common Stock outstanding as of March 8, 2004 as reported in Issuer's Annual Report on Form 10-K for the year ended December 31, 2003.

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

CUSIP No.            697933-10-9

1.	Names of Reporting Persons. KKR Associates Millennium L.P. I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see item 3)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 120,812,175*
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 120,812,175*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 80.4%**

14.	Type of Reporting Person (See Instructions) PN

* Beneficial ownership of the Issuer Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the foregoing percentage is based on 150,192,418 shares of Issuer Common Stock outstanding as of March 8, 2004 as reported in Issuer's Annual Report on Form 10-K for the year ended December 31, 2003.

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

CUSIP No.            697933-10-9

1.	Names of Reporting Persons. KKR Millennium GP LLC I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see item 3)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 120,812,175*
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 120,812,175*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 80.4%**

14.	Type of Reporting Person (See Instructions) OO

* Beneficial ownership of the Issuer Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the foregoing percentage is based on 150,192,418 shares of Issuer Common Stock outstanding as of March 8, 2004 as reported in Issuer's Annual Report on Form 10-K for the year ended December 31, 2003.

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

CUSIP No.            697933-10-9

1.	Names of Reporting Persons. KKR Partners III, L.P., Series F I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see item 3)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 120,812,175*
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 120,812,175*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 80.4%**

14.	Type of Reporting Person (See Instructions) PN

* Beneficial ownership of the Issuer Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the foregoing percentage is based on 150,192,418 shares of Issuer Common Stock outstanding as of March 8, 2004 as reported in Issuer's Annual Report on Form 10-K for the year ended December 31, 2003.

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

CUSIP No.            697933-10-9

1.	Names of Reporting Persons. KKR III GP LLC I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see item 3)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 120,812,175*
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 120,812,175*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 80.4%**

14.	Type of Reporting Person (See Instructions) OO

* Beneficial ownership of the Issuer Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the foregoing percentage is based on 150,192,418 shares of Issuer Common Stock outstanding as of March 8, 2004 as reported in Issuer's Annual Report on Form 10-K for the year ended December 31, 2003.

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

CUSIP No.            697933-10-9

1.	Names of Reporting Persons. Constellation, LLC I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see item 3)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 120,812,175*
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 120,812,175*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 80.4%**

14.	Type of Reporting Person (See Instructions) OO

* Beneficial ownership of the Issuer Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the foregoing percentage is based on 150,192,418 shares of Issuer Common Stock outstanding as of March 8, 2004 as reported in Issuer's Annual Report on Form 10-K for the year ended December 31, 2003.

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

Item 1. Security and Issuer

        This statement relates to the common stock, $0.01 par value per share ("Issuer Common Stock"), of PanAmSat Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 20 Westport Road, Wilton, Connecticut 06897.

Item 2. Identity and Background

        This statement is being filed jointly by KKR Millennium Fund L.P., a Delaware limited partnership ("Millennium Fund"), KKR Associates Millennium L.P., a Delaware limited partnership ("KKR Associates"), KKR Millennium GP LLC, a Delaware limited liability company ("KKR GP LLC"), KKR Partners III L.P., Series F, a Delaware limited partnership ("KKR Partners"), KKR III GP LLC, a Delaware limited liability company ("KKR III LLC"), and Constellation, LLC, a Delaware limited liability company ("Constellation" and, together with Millennium Fund, KKR Associates, KKR GP LLC, KKR Partners and KKR III LLC, the "Reporting Persons"). The Agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.

        Constellation was formed to effect the transactions described in Item 4 below and has not engaged in any activities other than incident to its formation and such transactions. Millennium Fund and KKR Partners are the sole members of Constellation.

        KKR Associates is the sole general partner of Millennium Fund and KKR GP LLC is the sole general partner of KKR Associates. KKR III LLC is the sole general partner of KKR Partners. Each of Millennium Fund and KKR Partners is principally engaged in the business of investing in other companies. Each of KKR Associates, KKR GP LLC and KKR III LLC is principally engaged in the business of investing in other companies through partnerships and limited liability companies.

        The address of the principal business and office of each of the Reporting Persons is 9 West 57th Street, New York, New York 10019.

        Messrs. Henry R. Kravis and George R. Roberts are the managing members of KKR GP LLC and KKR III LLC. The other members of KKR GP LLC are Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Perry Golkin, Scott M. Stuart, Edward A. Gilhuly, Johannes Huth, Todd A. Fisher, Alexander Navab, Jacques Garaialde and Marc S. Lipschultz and each such person is also a member of KKR III LLC. Messrs. Kravis, Roberts, Raether, Michelson, Greene, Golkin, Stuart, Gilhuly, Fisher, Navab and Lipschultz are each United States citizens. Mr. Huth is a German citizen and Mr. Garaialde is a French citizen. The present principal occupation or employment of each is as a managing member or member of KKR & Co. L.L.C., a Delaware limited liability company which is the general partner of Kohlberg Kravis Roberts & Co. L.P., a private investment firm, the addresses of which are 9 West 57th Street, New York, New York 10019, 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025 and 3 St. James Square, London, SW1Y 4JU, England. The business address of Messrs. Kravis, Raether, Golkin, Stuart, Navab and Lipschultz is 9 West 57th Street, New York, New York 10019; the business address of Messrs. Roberts, Michelson and Greene is 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025; and the business address of Messrs. Gilhuly, Fisher, Huth and Garaialde is 3 St. James Square, London, SW1Y 4JU, England.

        During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

        As more fully described in Item 4 hereof, The DIRECTV Group, Inc., Hughes Communications, Inc., Hughes Communications Galaxy, Inc. and Hughes Communications Satellite Services, Inc. (each a "Stockholder" and, collectively, the "Stockholders"), who together are the record and/or beneficial owners of 120,812,175 shares of Issuer Common Stock (the "Subject Shares"), have entered into the Voting Agreement with Constellation described in Item 4. The transactions contemplated by the Voting Agreement (which is the basis for the beneficial ownership of the Subject Shares by the Reporting Persons) are not expected to require the expenditure of any funds.

        The Stockholders entered into the Voting Agreement to induce Constellation to enter into the Transaction Agreement described in Item 4.

Item 4. Purpose of Transaction

Transaction Agreement

        On April 20, 2004, The DIRECTV Group and its wholly owned subsidiary, PAS Merger Sub, Inc., a Delaware corporation ("PAS Merger Sub"), entered into a Transaction Agreement (the "Transaction Agreement") with the Issuer and Constellation.

        After receipt of all required regulatory approvals, stockholder approval and satisfaction of other closing conditions set forth in the Transaction Agreement, PAS Merger Sub will merge with and into the Issuer (the "Merger") and each outstanding share of Issuer Common Stock (other than the Issuer Common Stock held by the Stockholders, certain equity interests that are owned by certain employees of the Issuer who agree not to receive cash in the Merger, and the Issuer Common Stock held by those stockholders who have validly exercised appraisal rights) will be converted in the Merger into the right to receive $23.50 in cash per share (the "Merger Price"). After consummation of the Merger, the Issuer will be a wholly-owned subsidiary of The DIRECTV Group except for the equity interests of the Issuer held by certain employees who agree not to have their equity interests cashed out in the Merger.

        Subject to the satisfaction of certain closing conditions set forth in the Transaction Agreement, two business days after the effective time of the Merger, a portion of the shares of Issuer Common Stock held by the Stockholders will be repurchased by the Issuer and the remaining portion will be purchased by Constellation, in each case for the Merger Price in cash, less any amounts withheld in accordance with the Transaction Agreement.

        After the consummation of all of the transactions contemplated by the Transaction Agreement, Constellation will own the entire equity interest in the Issuer other than the equity interests held by certain employees of the Issuer who agree not to have their equity interests cashed out in the Merger.

Voting Agreement

        As a condition and inducement to enter into the Transaction Agreement, the Stockholders entered into a Voting Agreement with Constellation (the "Voting Agreement") pursuant to which each Stockholder agreed, at any time prior to the termination of the Transaction Agreement or the termination by Constellation of the Voting Agreement, to (i) appear at any meeting of the stockholders, or cause the Issuer Common Stock held by the Stockholders to be counted as present at such meeting, for the purposes of establishing a quorum, (ii) vote in favor of the approval and adoption of the Merger, (iii) vote against any proposal for any recapitalization, reorganization, liquidation, merger, sale of assets or other business combination between the Issuer and any other person (other than the Merger) and (iv) vote against any other action that could reasonably be expected to adversely affect the Merger or the transactions contemplated by the Transaction Agreement. Each Stockholder also granted to Constellation an irrevocable proxy coupled with an interest to vote the Issuer Common Stock held by the Stockholders as described in the next preceding sentence.

        In the event that the Transaction Agreement is terminated and a termination fee is payable to Constellation in accordance with the terms of the Transaction Agreement, each Stockholder is obligated to pay Constellation 50% of any profits (as defined in the Voting Agreement) realized by the Stockholder from the sale or other disposition of the shares of Issuer Common Stock held by the Stockholder (i) pursuant to a Competing Transaction (as defined in the Transaction Agreement) so long as the agreement with respect to such competing transaction is entered into or consummated within 12 months after termination, (ii) within 12 months after termination, which is not pursuant to a bona fide public offering of shares of Issuer Common Stock and which sale or disposition is made at such time as a Competing Transaction is pending or (iii) pursuant to a Superior Proposal (as defined in the Transaction Agreement) so long as the agreement with respect to the Superior Proposal is entered into or consummated within 12 months of termination.

        The foregoing summaries of the Transaction Agreement and Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements attached hereto as Exhibit 2 and Exhibit 3, respectively.

Item 5. Interest in Securities of the Issuer

        (a) and (b) As of April 20, 2004, Constellation did not own any shares of Issuer Common Stock. However, as of April 20, 2004, under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Constellation may be deemed to have shared voting power with respect to (and therefore beneficially own) 120,812,175 shares of Issuer Common Stock, representing approximately 80.4% of the Issuer Common Stock outstanding as of March 8, 2004 (based on the number of shares of Issuer Common Stock outstanding as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2003). Accordingly, the percentage of the outstanding Issuer Common Stock beneficially owned by Constellation is approximately 80.4%.

        As the sole members of Constellation, Millennium Fund and KKR Partners have the power to direct the voting of any shares of Issuer Common Stock deemed to be beneficially owned by Constellation. As a result, Millennium Fund and KKR Partners may be deemed to beneficially own any shares of Issuer Common Stock deemed to be beneficially owned by Constellation.

        KKR Associates, as the sole general partner of Millennium Fund, has the power to direct the voting of any shares of Issuer Common Stock deemed to be beneficially owned by Millennium Fund. KKR III LLC, as the sole general partner of KKR Partners, has the power to direct the voting of any shares of Issuer Common Stock deemed to be beneficially owned by KKR Partners. As a result, KKR Associates and KKR III LLC may be deemed to beneficially own any shares of Issuer Common Stock deemed to be beneficially owned by Millennium Fund and KKR Partners, respectively.

        KKR GP LLC, as the sole general partner of KKR Associates, has the power to direct the voting of any shares of Issuer Common Stock deemed to be beneficially owned by KKR Associates. As a result, KKR GP LLC may be deemed to beneficially own any shares of Issuer Common Stock deemed to be beneficially owned by KKR Associates.

        As a member of each of KKR GP LLC and KKR III LLC, each of Messrs. Kravis, Roberts, Raether, Michelson, Greene, Golkin, Stuart, Gilhuly, Fisher, Navab, Huth, Garaialde and Lipschultz may be deemed to beneficially own any shares of Issuer Common Stock that KKR GP LLC and KKR III LLC may beneficially own or be deemed to beneficially own. Each such individual disclaims beneficial ownership of such shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

        (c)   Except as set forth in this Item 5, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons and no other person described in Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Issuer Common Stock.

        (d)   None of the Reporting Persons has the right to receive dividends from, or the proceeds from the sale of, the shares of Issuer Common Stock referred to in this Item 5.

        (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Except as set forth in Item 4 of this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

        1.     Joint Filing Agreement, dated April 30, 2004, among KKR Millennium Fund L.P., KKR Associates Millennium L.P., KKR Millennium GP LLC, KKR Partners III, L.P., Series F, KKR III GP LLC and Constellation, LLC relating to the filing of a joint statement on Schedule 13D (filed herewith).

        2.     Transaction Agreement, dated as of April 20, 2004, by and among The DIRECTV Group, Inc., PAS Merger Sub, Inc., PanAmSat Corporation and Constellation, LLC (incorporated by reference to Exhibit 1 to The DIRECTV Group, Inc.'s Schedule 13D/A filed April 22, 2004).

        3.     Voting Agreement, dated as of April 20, 2004, by and among Constellation, LLC, The DIRECTV Group, Inc., Hughes Communications, Inc., Hughes Communications Galaxy, Inc. and Hughes Communications Satellite Services, Inc. (incorporated by reference to Exhibit 2 to The DIRECTV Group, Inc.'s Schedule 13D/A filed April 22, 2004).

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CONSTELLATION, LLC
	By:	/s/ WILLIAM JANETSCHEK Name: William Janetschek Title: Vice President, Secretary and Assistant Treasurer
KKR MILLENNIUM FUND L.P.
	By:	KKR Associates Millennium L.P., its General Partner
	By:	KKR Millennium GP LLC, its General Partner
	By:	/s/ ALEXANDER NAVAB Name: Alexander Navab Title: Member
KKR PARTNERS III, L.P., SERIES F
	By:	KKR III GP LLC, its General Partner
	By:	/s/ ALEXANDER NAVAB Name: Alexander Navab Title: Member
KKR ASSOCIATES MILLENNIUM L.P.
	By:	KKR Millennium GP LLC, its General Partner
	By:	/s/ ALEXANDER NAVAB Name: Alexander Navab Title: Member
KKR III GP LLC
	By:	/s/ ALEXANDER NAVAB Name: Alexander Navab Title: Member
KKR MILLENNIUM GP LLC
	By:	/s/ ALEXANDER NAVAB Name: Alexander Navab Title: Member
Dated: April 30, 2004

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
1.	Joint Filing Agreement, dated April 30, 2004, among KKR Millennium Fund L.P., KKR Associates Millennium L.P., KKR Millennium GP LLC, KKR Partners III, L.P., Series F, KKR III GP LLC and Constellation, LLC relating to the filing of a joint statement on Schedule 13D (filed herewith).
2.
Transaction Agreement, dated as of April 20, 2004, by and among The DIRECTV Group, Inc., PAS Merger Sub, Inc., PanAmSat Corporation and Constellation, LLC (incorporated by reference to Exhibit 1 to The DIRECTV Group, Inc.'s Schedule 13D/A filed April 22, 2004).
3.
Voting Agreement, dated as of April 20, 2004, by and among Constellation, LLC, The DIRECTV Group, Inc., Hughes Communications, Inc., Hughes Communications Galaxy, Inc. and Hughes Communications Satellite Services, Inc. (incorporated by reference to Exhibit 2 to The DIRECTV Group, Inc.'s Schedule 13D/A filed April 22, 2004).

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SIGNATURE
INDEX TO EXHIBITS